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July 18, 2008
Via EDGAR and By Hand
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Attention: Larry Spirgel, Assistant Director

Re:	Discovery Communications, Inc.
Amendment No. 1 to Form S-4 (File No. 333-151586)

Discovery Holding Company
Amendment No. 1 to Schedule 14A (File No. 000-51205)
Dear Mr. Spirgel:
     Discovery Communications, Inc. (“New Discovery”) hereby electronically files under the Securities Act of 1933, as amended (the “Securities Act”), Amendment No. 1 (“New Discovery Amendment No. 1”) to its Form S-4, originally filed on June 11, 2008 (“Original S-4”). The New Discovery Amendment No. 1 includes the preliminary proxy statement/prospectus of New Discovery and Discovery Holding Company (the “Proxy Statement/Prospectus”). Discovery Holding Company (“DHC”) also hereby electronically files under the Securities Exchange Act of 1934 (“Exchange Act”) Amendment No. 1 (“DHC Amendment No. 1”) to its preliminary Schedule 14A, originally filed on June 10, 2008. The DHC Amendment No. 1 includes the Proxy Statement/Prospectus. Courtesy copies of the New Discovery Amendment No. 1, marked to show changes, and this letter are being delivered to you.
     Set forth below are responses to the comments contained in your letter to Discovery Communications, LLC, dated July 10, 2008 (the “SEC Letter”), regarding the Original S-4. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter. All section references refer to the corresponding sections of the Proxy Statement/Prospectus unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.
Schedule 14A
General
1.	Comment: Please include the financial statements of Ascent Media.
     Response: We will include the audited financial statements of AMC after they have been revised to reflect the Staff’s comments in its letter dated July 10, 2008 with respect to AMC’s Form 10 registration statement. However, we have included references to a new Appendix F, which will set forth the “as revised” financial statements of AMC, where appropriate in the Proxy Statement/Prospectus.

July 18, 2008
Proxy Statement/Prospectus Cover Page
2.	Comment: Please revise your combined prospectus cover page letter to shareholders to disclose the name of the registrant and the titles and amounts of securities to be offered. Refer to Regulation S-K 501(b)(l) and (2).

Response: We have revised the disclosure in response to the Staff’s comment.
Questions and Answers, page 1
3.	Comment: Throughout the proxy statement/prospectus, and where you have not done so already, please further highlight the purpose and effect of the transactions and related matters. For example, when discussing what DHC security holders and Advance/Newhouse will receive in the merger, explain why you are issuing non-voting Series C common stock, why Advance/Newhouse is receiving convertible preferred stock rather than common stock and why Advance/Newhouse is also receiving stock options and stock appreciate rights for convertible preferred stock. Disclose the extent to which the transactions will effectively change the proportionate ownership and control of the public companies (DHC versus New Discovery) and their operating companies and affiliates (Ascent subsidiaries and Discovery Communications, LLC) by DHC security holders and Advance/Newhouse.
     Response: We have revised the disclosure under the heading “Questions and Answers” and elsewhere in the Proxy Statement/Prospectus in response to the Staff’s comment.
4.	Comment: We note that shareholders may vote through the internet. Please provide us with the passwords necessary to access the site by which shareholders can vote via the internet.
     Response: We have revised the disclosure under the questions “What do I need to do to vote on the transaction proposals?” and “What do I need to do to vote on the annual business proposals?” and the heading “DHC Annual Stockholder Meeting and Proxy Solicitations — Voting Procedures for Record Holders” in response to the Staff’s comment. We supplementally advise the Staff that the password necessary to access the website is specific to each DHC shareholder and therefore cannot be included in the Proxy Statement/Prospectus but will be included on each stockholder’s proxy card. DHC will supplementally provide the Staff with web addresses and passwords upon request, once available.
Concerning the AMC Spin-off, page 3
5.	Comment: Disclose why the Ascent Media sound businesses are not a part of the Ascent Media spin-off. Disclose that, while DHC shareholders currently own 100% of the Ascent Media sound businesses, they will only own approximately 66% of the Ascent Media sound businesses following the transactions.

July 18, 2008
Response: We have included additional disclosure under the question “What is the AMC spin-off?” in response to the Staff’s comment. We have also included this disclosure in other appropriate places in the Proxy Statement/Prospectus.
Summary, page 6
6.	Comment: We note that the structure charts on page eight do not include Animal Planet, yet Advance/Newhouse will also be contributing its interest in Animal Planet to Discovery Communications, Inc. In the structure charts, or in another clear manner, explain how Animal Planet fits into the structure of the company and the transaction.
Response: In response to the Staff’s comment, we have explained in the introductory paragraph to the structure charts the current and post-Transaction ownership of Animal Planet and why Animal Planet is not included in the charts.
7.	Comment: Please balance the disclosure of the reasons for the transaction on page 10 by identifying the most material challenges, costs and risks associated with the transaction. Where you discuss the purposes and reasons for the transaction in more detail beginning on page 35, provide additional detail about such challenges, costs and risks and evaluate why the board of DHC determined that the positive reasons for the transaction outweighed such negative factors.
Response: We have included disclosure under the sub-heading “— Reasons for the Transaction” and under the heading “The Transaction — Recommendation of the DHC Board; Purposes and Reasons for the Transaction” in response to the Staff’s comment.
Management of New Discovery, page 11
8.	Comment: Please clarify whether the continued service of Mr. Malone and Mr. Bennett on the board of directors of New Discovery is dependent upon their election as directors of DHC at the annual meeting.
Response: We have included disclosure in this section in response to the Staff’s comments. We have also included similar disclosure in other appropriate places throughout the Proxy Statement/Prospectus.
Interests of Certain Persons in the Transactions, page 11
9.	Comment: Please include here disclosure of the voting percentage of outstanding shares held by directors and officers of DHC, and their affiliates. Refer to Form S-4 Item 3(h).
Response: We have included disclosure in response to the Staff’s comment.

10. Comment: Briefly summarize the material interests of DHC’s officers and directors in the transaction proposals.
Response: We have included disclosure in response to the Staff’s comment.

July 18, 2008
Risk Factors, page 30
11.	Comment: Please include risk factor disclosure regarding the fact that Advance/Newhouse will have registration rights with respect to 33% of New Discovery’s common equity. Address how the future sale of these shares in the market through exercise of registration rights or otherwise, could impact the market price of New Discovery shares.
Response: We have included an additional risk factor under the sub-heading “— Factors Relating to New Discovery and Ownership of New Discovery Common Stock” in response to the Staff’s comment.
12.	Comment: If a material risk, include risk factors regarding market acceptance of the restructuring of DHC. For example, two cited reasons for the transaction are the ability to issue New Discovery equity on more favorable terms and the improved currency of New Discovery stock. Both of theses reasons seem to require market acceptance of New Discovery as an independent public company. Additionally, consider disclosure regarding the possibility that the combined value of Ascent Media and New Discovery shares could be less than the current value of DHC shares.
Response: The risk suggested by the Staff is not viewed to be a material risk. Management believes, consistent with the views of the analyst community, that over time and on a fully settled basis, the New Discovery stock, which will own 100% of Discovery, will produce a greater valuation for DHC’s assets attributable to Discovery. Moreover, the “de facto” IPO of Discovery will bring to the public market the largest, and arguably best known, non-fiction programming company in the world. The likelihood of New Discovery stock plus AMC stock trading, post-Transaction, below current DHC prices is not viewed as a material risk. As noted above, it is anticipated that the Transaction will improve the market valuation of DHC’s interest in Discovery because, among other things, the stock of New Discovery is expected to be a more attractive and flexible form of currency in acquisitions and issuances of equity for cash. Moreover, New Discovery will be able to consolidate Discovery from tax and accounting standpoints, which will eliminate the holding company structure at place in DHC, which is perceived by the analyst community as complex, and New Discovery will be in a position to provide investors greater and more transparent disclosure with respect to the businesses of Discovery. Because of such consolidation, New Discovery will have significantly greater assets and revenue than DHC does today. According to the unaudited condensed pro forma financial statements included in the Proxy Statement/Prospectus, at March 31, 2008 DHC had historical total assets of $5.9 billion, of which AMC accounted for $803 million. New Discovery’s pro forma total assets at that date are $10.5 billion. DHC’s historical revenue for 2007 was $707,000 million, of which AMC accounted for $631,000 million. New Discovery’s pro forma revenue for the same period is $3.15 billion.
Information Regarding Forward-Looking Statements, page 30
13.	Comment: Please delete the reference to the Private Securities Litigation Reform Act since New Discovery is not yet a reporting issuer and this is the initial public offering of its stock.
Response: All references to the Private Securities Litigation Reform Act of 1995 have been deleted from the Proxy Statement/Prospectus. We note, however, that New Discovery is the successor issuer to Discovery Holding Company for reporting purposes, and the “de facto” IPO of Discovery is attributable to a Rule 145 transaction and hence covered by Regulation M-A.
The Transaction, page 34
Background of the Transaction, page 34
14.	Comment: Please provide more insight into the negotiations that led to the ultimate structure of the transaction. For example:

July 18, 2008
•	Provide additional information about the reasons for the issuance of Series C stock of New Discovery, in addition to the issuance of Series A and Series B stock.

•	Explain how the 74% to 26% allocation of voting percentage among former DHC shareholders and Advance/Newhouse (and the allocation of rights to appoint eight and three directors respectively) was determined and explain the negotiation of such voting percentage. To the extent practicable, discuss how this allocation of control compares with control of Discovery Communications Holding, LLC.

•	Provide more information about the value of the sound business and the negotiation of and reasons for its exclusion from the spin-off of Ascent Media. In this regard, it appears that, as a result of excluding the sound business, Advance/Newhouse will be getting an interest in this business that it did not previously have.
     These are just examples. Expand your disclosure as appropriate.
     Response: We have revised the disclosure in response to the Staff’s comment.

15.	Comment: Please expand the disclosure regarding the negotiations in the time period between the signing of the non-binding letter of intent in December, 2007 and the signing of the definitive transaction agreement in June, 2008. Describe any material changes that occurred in the structure of the transaction and the main issues that were being negotiated during this time period. Disclose when the parties entered into the definitive transaction documents.
Response: We have revised the disclosure in response to the Staff’s comment.
Structure of the Transaction, page 35
16.	Comment: Please explain to us in your response letter why the transaction was structured to involve a newly formed issuer, New Discovery. In other words, explain the reasons for not conducting the Advance/Newhouse share exchange with the DHC entity following the Ascent Media spin-off.
Response: The transaction was structured to involve a newly formed issuer, New Discovery, so that it could be undertaken in a manner that is generally expected to be tax-free to each of Advance/Newhouse, DHC and the stockholders of DHC. The transaction is conditioned on the receipt (i) by Advance/Newhouse of the opinion of its tax counsel substantially to the effect that, on the basis of facts and representations and assumptions as to factual matters set forth or referred to in such opinion, the contribution of its entire interest in Discovery and its interest in Animal Planet in exchange for New Discovery convertible preferred stock (in conjunction with the merger) will qualify as a tax-free exchange within the meaning of Section 351 of the Internal Revenue Code of 1986, as amended (the “Code”) for U.S. federal income tax purposes and (ii) by DHC of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to DHC, substantially to the effect that, on the basis of facts and representations and assumptions as to factual matters set forth or referred to in such opinion, for U.S. federal income tax purposes, (1) the merger (in conjunction with the contribution by Advance/Newhouse) will qualify as a tax-free exchange within the meaning of Section 351 of the Code, and (2) the AMC spin-off should qualify as a transaction under Sections 368(a) and 355 of the Code.

July 18, 2008
Material United States Federal Income Tax Consequences of the Merger and the Spin-Off, page 40
17.	Comment: We note that the first sentence of this section refers to a summary of “certain” material U.S. federal income tax consequences. Please revise here and elsewhere in this section to clarify that this discussion summarizes all material U.S. federal income tax consequences.

Response: We have revised the disclosure in response to the Staff’s comment.

18.	Comment: Disclose that, insofar as the statements in this section constitute a summary of the United States federal income tax consequences, they represent the opinion of counsel.

Response: We have revised the disclosure in response to the Staff’s comment.

19.	Comment: We note that counsel has provided a short-form opinion on the material tax consequences of the transactions, which you have filed as Exhibit 8.1 to the registration statement. Since counsel intends to provide a short-form tax opinion, please revise the disclosure in the proxy statement/prospectus and have counsel revise its opinion as follows:
•	Rather than discussing the tax opinions that are conditions to the transactions here and in the Summary, disclose counsel’s opinion as to the material federal income tax consequences of the transactions. Move any disclosure regarding the tax opinions that are conditions to the transactions to appropriate areas of the proxy statement/prospectus discussing the conditions to the transactions and clarify, as appropriate, that the closing opinions are second or confirming opinions to the opinion you have already received.

•	Counsel must present its full opinion in this section and opine on each material tax consequence. You must identify counsel who rendered the opinion and clearly state that the discussion is the named counsel’s opinion. Delete all references here and in counsel’s opinion to the discussion being a summary or general description.

•	In the opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth therein.

•	Delete or revise statements that suggest that counsel is assuming the legal conclusion underlying the opinion. In this regard, the current disclosure only describes the tax consequences assuming the merger (and share exchange) qualify as tax-free under Section 351 and assuming the spin-off qualifies as a transaction as a transaction under Sections 368(a) and 355.

•	Phrase the opinion using definitive language rather than using “should” when describing each of the specific tax consequences of transactions. If counsel is not able to provide “will” opinions, explain why and describe the degree of uncertainty. Include risk factor disclosure indicating counsel was not able to provide a definitive opinion and explaining the related risks.
Response: We have revised the disclosure in this section and tax counsel has revised the tax opinions therein in response to the Staff’s comment. With respect to the tax-free nature of the AMC spin-off, the tax opinion of Skadden, Arps, Slate, Meagher & Flom LLP, tax counsel to DHC, indicates a level of risk that is not immaterial,

July 18, 2008
but that does not, in counsel’s view, warrant the issuance of an opinion that expresses the likelihood of tax-free treatment as “more likely than not”. We have revised the disclosure and the risk factor to indicate that such risk relates to the issuance of the convertible preferred stock to Advance/Newhouse and the governance rights associated with such convertible preferred stock. Further, the disclosure captioned “Material United States Federal Income Tax Consequences of the Merger and the AMC Spin-Off – Material U.S. Federal Income Tax Consequences of the AMC Spin-Off – Material U.S. Federal Income Tax Consequences if the Distribution Is Taxable” and the risk factor captioned “The AMC spin-off could result in significant tax liability” include a discussion of the consequences if the AMC spin-off did not qualify as a transaction under Sections 368(a) and 355 of the Code.
The Transaction Agreements, page 44
Transaction Agreement, page 44
20.	Comment: In your discussion of the Advance/Newhouse contribution, you disclose that Advance/Newhouse will receive amounts of preferred shares convertible into shares equal to 33 1/3% of the various series of stock issued in the merger. Since this would seem to give Advance/Newhouse less than a 33% equity ownership in New Discovery please revise. We note your disclosure on page one that Advance/Newhouse will receive preferred shares convertible into shares equal to one-half of the shares issued in the merger.
Response: We have revised the disclosure under the sub-heading “— Advance/Newhouse Contribution” in response to the Staff’s comment.
Representations and Warranties, page 45
21.	Comment: We note that the representations and warranties in the transaction agreement are “solely for the benefit of each other.” Please revise to remove any potential implication that the referenced agreement does not constitute public disclosure under the federal securities laws. Additionally, we note that the representations and warranties are qualified by disclosure schedules and information concerning the subject matter of the representations and warranties may have changed since the date of the agreement. Please be advised that, notwithstanding the inclusion of a general disclaimer, you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement/prospectus not misleading.
Response: We have revised the disclosure in response to the Staff’s comment.
Conditions to the Completion of the Transaction, page 48
22.	Comment: Here and elsewhere, you mention the waiver, “if applicable,” of conditions to the completion of the transaction. Please disclose the conditions that are waivable by either party. Also, disclose whether it is the intent of DHC’s board of directors to resolicit shareholder approval of the transactions if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading.
Response: We have revised the disclosure in response to the Staff’s comment.

July 18, 2008
Merger Agreement, page 51
Treatment of Stock Options, page 52
23.	Comment: Provide quantitative disclosure of the hypothetical number of stock options and SARs that would be issued to the various individuals or class of individuals (for example, Mr. Bennett, directors, and others) and the exercise prices based on the number of such options and SARS outstanding at the most recent practicable date and DHC stock prices as of such date. Tabular disclosure may be helpful to shareholders.
Response: We have revised the disclosure in response to the Staff’s comment.

24.	Comment: Please tell us the accounting impact that would result from the conversion of certain stock options into options and SARs and refer to your basis in the accounting literature. Also, tell us how you considered such conversions in your pro forma financial statements.
Response: In connection with the Transaction, all DHC stock options not held by Mr. Robert Bennett or by any other member of the DHC board of directors who will also be a member of New Discovery’s board of directors will be converted into a stock appreciation right (“SAR”) relating to New Discovery Series A common stock and a SAR relating to New Discovery Series C common stock. Upon exercise, the value of such SARs will be payable in shares of New Discovery common stock (rather than cash). Prior to the Transaction, the DHC stock options were classified as equity awards, and the grant date fair value of the awards was amortized as compensation expense over the vesting period of the award. The SARs to be issued in the Transaction do not meet the criteria of paragraphs 29-35 of SFAS 123(R) for classification as liability awards. Accordingly, they will continue to be treated as equity awards.
The conversion of DHC options to New Discovery SARs qualifies as a modification of the awards under paragraph 51 of SFAS 123(R). In connection with the preparation of the New Discovery pro forma financial statements, we determined that the incremental value of the SARs at the time of the conversion (or at the date of the pro forma financial statements) that would be reported as additional compensation cost was not significant, and therefore we did not include a pro forma adjustment for such cost.
Escrow Agreement, page 54
25.	Comment: Please explain in more detail the purposes of the escrow agreement and the possible ways it could impact Advance/Newhouse’s percentage equity ownership of New Discovery. Consider providing a hypothetical quantitative example of the maximum escrow based on all of the currently outstanding DHC options and SARs and recent DHC stock prices.
Response: We have revised the disclosure in response to the Staff’s comment.
Description of New Discovery Capital Stock, page 57
26.	Comment: Please revise or expand your disclosure of distributions on page 58 to clarify the purpose and general effect of these provisions.
Response: We have revised the disclosure under the sub-heading “-Common Stock — Distributions” in response to the Staff’s comment.

July 18, 2008
Series A Convertible Preferred Stock and Series C Convertible Preferred Stock, page 59
27.	Comment: We note your disclosure elsewhere that Advance/Newhouse will have substantially the same governance rights through its ownership of New Discovery preferred stock as it had through its membership interest in Discovery Communications Holding, LLC. To the extent the various rights, powers and privileges described here differ in any material respect from Advance/Newhouse’s existing governing rights, please identify and explain such differences.
Response: We have revised the disclosure under the sub-heading “— Special Class Vote Matters” in response to the Staff’s comment.
Comparison of the Rights of Stockholders of DHC and New Discovery, page 69
28.	Comment: We note that differences in the rights of holders of capital stock of New Discovery and DHC arise from differences in their respective charters and bylaws. Please tell us what consideration you have given to “unbundling” certain provisions of New Discovery’s charter and bylaws that differ from those of DHC. Refer to Division of Corporation Finance Manual of Publicly Available Telephone Interpretations, Fifth Supplement, September 2004, Proxy Rules and Schedule 14A, 1S. Rule 14a-4(a)(3) available at http://www.sec.gov/interps/telephone/phonesupplement5.htm.
Response: With only one exception, all of the material differences between the provisions of New Discovery’s charter and DHC’s charter relate to the creation of the Series A convertible preferred stock and Series C convertible preferred stock. One of the proposals being voted upon by the stockholders of DHC at the annual meeting is the “preferred stock issuance proposal,” which seeks approval of the issuance of the Series A convertible preferred stock and the Series C convertible preferred stock to Advance/Newhouse Programming Partnership. The approval of the creation of a series of stock necessarily means approval of the bundle of preferences, rights and qualifications, limitations and restrictions that constitute part of that series of stock, together with any related changes to the remaining provisions of the charter. Hence, to the extent the New Discovery charter differs from the DHC charter due to the creation of the Series A convertible preferred stock and the Series C convertible preferred stock, the preferred stock issuance proposal is the only proposal that is required under Delaware law and, in our opinion, the SEC’s unbundling rule when it comes to obtaining stockholder approval for those differences. The one provision in New Discovery’s charter that differs from the DHC charter and which is not directly related to the creation of the new series of preferred stock is the increase in the authorized capital stock of New Discovery (in terms of the number of authorized shares). Under the Fifth Supplement, that provision is not required to be unbundled, as it is integral to the ability of New Discovery to issue the consideration that is part and parcel of the merger, which is also a separate proposal being voted upon by DHC stockholders.
The bylaws of New Discovery differ from those of DHC in that the notice provision for shareholder proposals has been changed, largely to conform to Rule 14a-8 and the recent Jana Master Fund, LTD v CNET Networks, Inc. decision in the Delaware Court of Chancery. As a change to the stockholder notice provision in the bylaws does not require stockholder approval, there is no unbundling requirement as to that provision.

July 18, 2008
Discovery Communications Inc. Unaudited Condensed Pro Forma Combined Financial Statements, page 76
29.	Comment: Tell us how you gave effect to DHC’s assignment to Spinco of all rights and obligations of DHC under the Services Agreement with Liberty Media Corporation.
Response: Liberty Media Corporation (“Liberty”) currently provides various accounting, legal and tax services and leases certain office space to DHC under a Services Agreement. Charges for such services aggregated $2.3 million for each of 2007 and 2006. It is expected that, with the possible exception of the lease expense (which is not significant), New Discovery will incur similar internal general and administrative expenses as the new public company. Accordingly, we have provided no pro forma adjustment in the New Discovery pro forma financial statements for the assignment of this agreement to AMC. The Staff is further advised that the services to be provided by Liberty to AMC under the Services Agreement will be substantially lower in scope than the services currently provided to DHC.
30.	Comment: Tell us and disclose why the AMC historical columns do not reconcile to the financial statements of AMC included within the Form 10 filed by Ascent Media Corporation on June 13, 2008. In this regard, we refer to the tax-related accounts.
Response: The Staff is advised that Ascent Media (including Ascent Media Sound) has historically generated taxable net operating losses (“NOLs”). A significant portion of such NOLs were generated by Ascent Media Sound. DHC had no expectation that it would generate taxable income in the future (or otherwise implement a tax planning strategy) which would enable it to utilize the NOLs, and therefore, provided a full valuation allowance against primarily all of the deferred tax assets related to Ascent Media included in its consolidated tax provision. Such deferred tax assets and valuation allowance are reflected in the historical DHC column in the pro forma financial statements. The deferred tax assets reflected in the AMC historical column in the pro forma financial statements represent the NOLs that will be spun off with AMC and include that valuation allowance recorded by DHC.
The tax provision reflected in the AMC financial statements included in the Form 10 filed by AMC was prepared as though AMC was a separate tax paying entity consistent with paragraph 40 of SFAS 109. Because Ascent Media Sound generated a significant portion of the NOLs and it is not being spun off, AMC has had taxable income on a separate return basis for the past three years. DHC expects that AMC will continue having taxable income in the near future and will be able to utilize the NOLs that will be spun off with it to offset such taxable income. Accordingly, no valuation allowance for the NOLs was recorded in the AMC financial statements.
We have added a footnote to the pro forma financial statements to explain why there is a difference between the tax-related accounts in the AMC historical column included in the pro forma financial statements and the financial statements of AMC.
Notes to Unaudited Condensed Pro Forma Combined Financial Statements, page 80
31.	Comment: We refer to footnote 4. Please disclose how you determined the preliminary allocation of assets and liabilities to which excess basis was allocated in connection with the elimination of the historical investments in Discovery Communications Holding and Discovery Communication Holding’s equity. Tell us why you believe your allocation is appropriate.

July 18, 2008
Response: We have revised the disclosure in response to the Staff’s comment. The Staff is supplementally advised that the allocations were also based on informal discussions with an independent appraiser and that DHC believes this allocation is reasonable and consistent with the types of intangible assets of other cable programming networks in the industry.
Management of New Discovery, page 82
Compensation Discussion and Analysis, page 85
32.	Comment: Please disclose at the beginning of this section, to the extent known, your expectations regarding the compensation objectives, decision-making procedures and components of New Discovery following the transaction and how they may be similar to or different from the Discovery compensation described in the following CD&A and tables. We note that a reason for the restructuring is to enable New Discovery to more effectively tailor employee benefit plans and improve incentives.
Response: We have revised the disclosure in response to the Staff’s comment.
Process of Decisionmaking, page 86
33.	Comment: Please provide expanded disclosure about the negotiation of Mr. Zaslav’s compensation amount and structure. Specifically, explain how his salary, guaranteed bonus, signing bonus and the number of his DAP awards were negotiated and how these amounts fit into your overall compensation philosophies and objectives.
Response: We respectfully submit that the Original S-4 includes disclosure regarding Mr. Zaslav’s compensation that is responsive to the requirements of Item 402(b). For example, we disclose under the sub-heading “— General” that the member representatives sought to pay Mr. Zaslav competitive compensation based on their knowledge of the industry in order to entice him to accept their offer to join Discovery. The disclosure notes that the member representatives did not use benchmarking in establishing Mr. Zaslav’s compensation. Under the sub-heading “— Compensation Discussion and Analysis — Elements of Compensation — Base Salary” we explain that, with regard to Mr. Zaslav’s base salary, the member representatives considered his substantial responsibilities (which are identified in the disclosure) in deciding that he should be paid the highest salary of any executive officer. Further, under the sub-heading “— Bonus” , we explain that Mr. Zaslav’s signing bonus was paid to induce him to forego the many other opportunities available to him, and we note that market forces often dictate the size of a signing bonus needed to attract a candidate. With respect to Mr. Zaslav’s DAP awards, we explain that the size of his award was designed to ensure that he would have a substantial stake in Discovery’s success, and was priced in a manner that was designed to ensure that the base price was not lower than the closing stock price on his grant date. We believe this disclosure provides the material information required by Item 402(b) under the circumstances, particularly in the case of a company that was not publicly-held at the time the compensation arrangements were structured.
While we believe that we have provided appropriate disclosure under the circumstances as described above, we have provided additional disclosure under the sub-heading “—Bonus” in response to the Staff’s comment.
34.	Comment: Please provide expanded disclosure about how the compensation of Mr. Hendricks is determined and how it will be determined going forward. For example, explain whether his DAP

July 18, 2008
awards will continue to be replenished at current levels. Disclose any arrangements with Mr. Hendricks that would obligate you to compensate him in a specific manner or amount going forward. Explain how his compensation amount and structure fits into your overall compensation philosophies and objectives. We note your disclosure on page 99 that arrangements with Mr. Hendricks are currently being discussed.
     Response: With respect to how Mr. Hendricks’ compensation and other arrangements will be determined going forward, we supplementally advise the Staff that the member representatives and Mr. Hendricks are in the process of finalizing revisions to Mr. Hendricks’ arrangements with Discovery. As a result, the disclosure has not been revised to describe the new arrangements. If the new arrangements are determined before the Proxy Statement/Prospectus is sent to shareholders, the document will be revised to describe the new arrangements, and, in any event, Mr. Hendricks’ revised agreement will be filed with the SEC when completed.
     With respect to the determination of Mr. Hendricks’ prior compensation arrangements and how the compensation fit into Discovery’s overall compensation philosophies and objectives, we respectfully submit that no additional disclosure is necessary or appropriate in order to comply with the requirements of Item 402(b) of Regulation S-K. Mr. Hendricks founded Discovery and has a long-standing relationship with Discovery’s members. Throughout this long and successful history, Discovery has been a private company. As we disclosed under the sub-heading “— Compensation Discussion and Analysis — Process of Decision Making,” the member representatives have worked directly with Mr. Hendricks each year to construct a compensation package that fairly rewards Mr. Hendricks. We note at the outset of the Compensation Discussion and Analysis that the member representatives set competitive levels of compensation for the Discovery Named Executive Officers (which includes Mr. Hendricks) based on their knowledge of the industry rather than formal benchmarking. We have included details about the reasons for Mr. Hendricks’ compensation throughout the Compensation Discussion and Analysis, including his salary, bonus and DAP awards. For example, with respect to his bonus, we note that in 2006 Mr. Hendricks served as acting CEO, which resulted in a higher bonus than in 2007 after Mr. Zaslav joined Discovery. Under the circumstances, we do not believe that additional disclosure regarding Mr. Hendricks historical compensation arrangements is required.
Incentive Compensation Plan, page 88
35.	Comment: Please provide an assessment of the reasons for the differences in treatment among the participating named executive officers. Also provide disclosure explaining how the processes and formulas described here resulted in the calculation of the actual 2007 award for each participating named executive officer. Tabular disclosure may assist shareholders in understanding such calculations.
Response: We have revised the disclosure in response to the Staff’s comment.

36.	Comment: Please confirm with disclosure, if true, that Discovery’s management exercises discretion in determining adjustments to operating cash flow.
Response: We have revised the disclosure in response to the Staff’s comment.

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Discovery Appreciation Program, page 90
37.	Comment: Please explain how the award of 700,000 DAP units to Mr. Campbell during 2007 was determined and how such award fits into your overall compensation philosophies and objectives.
Response: We have revised the disclosure under this section in response to the Staff’s comment.

38.	Comment: We note that DAP award values are based on the price of DHC’s common stock. Since DHC common stock will cease to be publicly traded, please disclose how outstanding DAP awards will be valued following the consummation of the transaction.
Response: We supplementally advise the Staff that the parties are in the process of determining the terms upon which DAP awards will be adjusted upon completion of the Transaction. As a result, the disclosure has not been revised in this filing. If the adjustments are determined before the Proxy Statement/Prospectus is sent to shareholders, the document will be revised to describe them, and, in any event, a description of the adjustment will be filed with the SEC when completed.
Outstanding Equity Awards at Fiscal Year-End, page 97
39.	Comment: Please expand footnote (2) to disclose the timing and amount of the payments to be made with respect to awards listed in this column.
Response: We have revised the disclosure in response to the Staff’s comment. We note that the dollar amount of the payments is not known at this time. The disclosure has been revised to note when and how the amount will be determined.
Potential Payments Upon Termination or Change-in-Control, page 102
40.	Comment: Please disclose the definitions of the terms, such as cause, good reason, and change of control, under the various plans and agreements that impact the potential payments disclosed in this section.
Response: We have revised the disclosure under this section and under the sub-heading “— Defined Terms” in response to the Staff’s comment.
Certain Relationships and Related Transactions, page 107
41.	Comment: We note that, following the transaction, related person transactions will be reviewed in accordance with New Discovery’s Corporate Governance Guidelines. Please describe those guidelines. Refer to Regulation S-K Item 404(b).
Response: We have revised the disclosure in response to the Staff’s comment.
Pro Forma Security Ownership of Information of New Discovery Management, page 109
42.	Comment: Please include a pro forma security ownership table for New Discovery for management and beneficial owners of greater than five percent of any class of voting securities in accordance with Regulation S-K Item 403. Refer to Form S-4 Item 18(a)(5)(ii). Provide footnote

July 18, 2008
disclosure to explain how you have disclosed convertible securities and, if applicable, escrow shares.
     Response: We have included the requested tables and accompanying footnotes under the heading “Management of New Discovery — Pro Forma Security Ownership Information of Certain Beneficial Holders and Management of New Discovery” in response to the Staff’s comment.
Additional Information, page 133
Where You Can Find More Information, page 134
43.	Comment: Please incorporate by reference each report DHC filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of its last fiscal year. For example, we note that you have not incorporated any DHC Form 8-K filings although DHC filed a Form 8-K on June 5, 2008. Refer to Form S-4 Item 11(a) and Item 15.
Response: We have revised the disclosure in response to the Staff’s comment.
Appendix A — Information Concerning Discovery Communications Holding, LLC Including Its Wholly Owned Subsidiary Discovery Communications, LLC
Part II — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page A-2-1
44.	Comment: We note from the risk factor on page 23 that New Discovery expects to incur substantial expenses throughout the current year in relation to its system of internal control over financial reporting. In the Overview of the MD&A, please provide additional insight into nature and extent of these costs and other material challenges New Discovery may face as a result of becoming an independent public company. Assess any known material trends, events or uncertainties that New Discovery will be facing and discuss management’s expectations regarding how such trends, events or uncertainties could potentially impact New Discovery’s results of operations. Discuss how management expects to address the general challenges associated with becoming an independent public company, while at the same time continuing to focus on existing material challenges such as the negotiations to renew distribution agreements involving a substantial portion of domestic subscribers and operational restructuring.
Response: We have revised the disclosure in response to the Staff’s comment. We supplementally advise the Staff that given the timing of the Transaction, DHC and Discovery have submitted a letter to the Office of Chief Accountant and the Office of Chief Counsel in the Division of Corporation Finance requesting confirmation that New Discovery may delay conducting an assessment of internal control over financial reporting until the year ended December 31, 2009. Assuming such confirmation is obtained, we will further revise the disclosure as appropriate.
Liquidity and Capital Resources, page A-2-20
45.	Comment: We note that Discovery expects that operating cash flow, existing cash and cash equivalents, and borrowing capacity will be sufficient to meet its anticipated cash requirements for at least the next 12 months. Please provide an assessment of Discovery’s ability to meet its long-term liquidity needs. Note that we consider “long-term” to be the period in excess of the

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next twelve months, See Section III.C of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Additionally, explain the extent to which the possibility of payments to distributors in connection with ongoing negotiation of renewal agreements involving substantial domestic subscribers factored into Discovery’s short-term and long-term expectations. We note the $195 million payment to a distributor in 2007 in connection with distribution agreement renewals.
Response: We have revised the disclosure in response to the Staff’s comment.
We supplementally advise the Staff that the $195 million payment to a distributor in 2007 was unique and related to a contractual arrangement with one distributor who represented a significant component of the satellite distribution market in the United Kingdom.
46.	Comment: Please include the disclosure regarding market risk in accordance with Regulation S-K Item 305 for the Discovery business. Alternatively, confirm that no material market risk exists.
Response: We have added the disclosure in response to the Staff’s comment.
Discovery Communications Holding, LLC
Notes to Consolidated Financial Statements, page A-3-25
47.	Comment: We note your references to valuations performed by experts throughout your filing, including but not limited to, the references on pages A-3-25, A-3-33 and A-3-34. While you are not required to make reference to these independent valuations, when you do you should also disclose the name of the expert(s) and include the consent(s) of the expert(s) if the references are made in a 1933 Act filing. If you decide to delete your references to the independent valuations, you should revise to provide disclosures that explain the method and assumptions used by management to determine the valuations. Similarly revise throughout your registration statement where independent third-party valuations are mentioned.
Response: We have revised the disclosure in response to the Staff’s comment. We supplementally advise the Staff that the work of any third-party is used to assist Discovery with its own evaluations and is not used as a substitute for Discovery’s evaluations. Also, reference to third-party valuations in the Original S-4 was intended for informational purposes only.
Part II. Information Not Required in Prospectus
Item 21. Exhibits and Financial Statement Schedules
48.	Comment: Please file as exhibits consents for each person named as a future director of New Discovery who has not signed the registration statement. Refer to Rule 438 under the Securities Act.
Response: In response to the Staff’s comment, we have included Exhibits 23.4 through 23.9 with the New Discovery Amendment No. 1.
49.	Comment: Please file all remaining exhibits as soon as practicable. We will need adequate time to review them and, if necessary, comment upon your disclosure regarding them.

July 18, 2008
     Response: We have filed additional exhibits which have become available since the Original S-4 was filed. Any exhibits omitted from the New Discovery Amendment No. 1 will be filed with a subsequent amendment.
* * *

July 18, 2008
     If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503 or Robert W. Murray Jr. of this office at (212) 408-2540.

Very truly yours,
/s/ Renee L. Wilm
Renee L. Wilm

cc:	Securities and Exchange Commission
Kathryn Jacobson, Staff Accountant
Kyle Moffatt, Accountant Branch Chief
John Harrington, Attorney-Advisor
Kathleen Krebs, Special Counsel

Discovery Communications, LLC
Joseph A. LaSala, Jr.

Discovery Holding Company
Charles Y. Tanabe

Baker Botts L.L.P.
Robert W. Murray, Jr.

Wilmer Cutler Pickering Hale and Dorr LLP
Meredith B. Cross

Sabin, Bermant & Gould LLP
Craig D. Holleman

Skadden, Arps, Slate, Meagher & Flom LLP
Mathew A. Rosen